Exhibit 99.33

October 24, 2024

British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs/Mesdames:

Re: F3 Uranium Corp. (“the Company”)
Notice Pursuant to NI 51 – 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company’s Change of Auditor Notice dated October 24, 2024 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

CHARLTON & COMPANY
Chartered Professional Accountants

Vancouver, BC

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